Filed by CNB Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Cautionary Note Regarding Forward-Looking Statements

This communication contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date made. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the Agreement in a timely manner or at all; (2) failure of the shareholders of Bank of Akron (“Akron”) to approve the Agreement; (3) failure to obtain governmental approvals for the merger of Akron with and into CNB Bank (the “Merger”); (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the Merger; (5) costs or difficulties related to the integration of the business following the Merger; (6) the risk that the anticipated benefits, cost savings and any other savings from the transaction may not be fully realized or may take longer than expected to realize; (7) changes in general business, industry or economic conditions or competition; (8) changes in any applicable law, rule, regulation, policy, guideline or practice governing or affecting financial holding companies and their subsidiaries or with respect to tax or accounting principles or otherwise; (9) adverse changes or conditions in the capital and financial markets; (10) changes in interest rates; (11) the inability to realize expected cost savings or achieve other anticipated benefits in connection with the Merger; (12) changes in the quality or composition of our loan and investment portfolios; (13) adequacy of loan loss reserves; (14) increased competition; (15) loss of certain key officers; (16) deposit attrition; (17) rapidly changing technology; (18) unanticipated regulatory or judicial proceedings and liabilities and other costs; (19) changes in the cost of funds, demand for loan products or demand for financial services; and (20) other economic, competitive, governmental or technological factors affecting operations, markets, products, services and prices.

The foregoing list should not be construed as exhaustive, and CNB Financial Corporation (“CNB”) and Akron undertake no obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements, please see filings by CNB Financial Corporation with the SEC, including CNB’s Annual Report on Form 10-K for the year ended December 31, 2018.

Important Additional Information and Where to Find It

In connection with the Merger, CNB will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Akron and a prospectus of CNB, as well as other relevant documents concerning the Merger. Investors and shareholders are urged to read the Registration Statement and the proxy statement/prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of Registration Statement and the proxy statement/prospectus, as well as other documents filed with the SEC that will contain important information, when they become available, may be obtained at the SEC’s website at www.sec.gov.

Copies of the Registration Statement and proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may be obtained, free of charge, from CNB Financial Corporation’s website at www.CNBBank.bank, or by directing a request to CNB Financial Corporation, 1 South Second Street, P.O. Box 42, Clearfield, PA 16830, or to Bank of Akron, Attention: President and Chief Executive Officer, 46 Main Street, P.O. Box 420, Akron, NY 14001.

Participants in the Solicitation

CNB, Akron and their respective directors, executive officers and certain other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the shareholders of Akron in connection with the Merger. Information about the directors and executive officers of Akron and their ownership of Akron common stock, and the interests of such participants, may be obtained by reading the proxy statement/prospectus when it becomes available. Information about the directors and executive officers of CNB may be found in CNB’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 7, 2019, and in its definitive proxy statement filed with the SEC on March 13, 2019. You may obtain free copies of these documents from CNB using the contact information above.

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Company:	CNB FINANCIAL CORPORATION

Conference Title:	CNB Financial / Bank of Akron M&A Call

Conference ID:	2736456_1_IZ90Ka

Moderator:	Joseph Bower

Date:	December 19, 2019

Operator:	Good day and welcome to the CNB Financial—Bank of Akron acquisition conference call. Today’s conference is being recorded. A copy of the merger press release and the investor presentation can be obtained through the Investor Relations section of CNB’s Web site at www.cnbbank.bank. Please refer to Page 2 of the investor presentation for forward-looking statements and risk factors along with other important disclosures. These statements provide cautionary language required by the Securities and Exchange Commission for forward-looking statements that may be included in the following presentation as well as further details and more information about the announced transaction. At this time, I would like to turn the conference over to Joseph Bower, President and CEO of CNB Financial. Please go ahead sir.

Joseph Bower:	Good morning everyone. Thank you for joining the call for CNB Financial Corporation and our announcement of Bank of Akron in Akron, New York. This transaction is very exciting for us and our recent move into Buffalo with our Bank on Buffalo division in early 2016. We started this division, and currently with this transaction, that gives us ten locations throughout the western New York region and in Erie and Niagara counties — very exciting times up here — and we’ve had a significant amount of growth already. This transaction will allow us to continue that momentum going forward and create a positive environment for the banking community up here in this region.

Just a quick note on the metrics that are in here. I won’t go through them all. You had them in the press release. They’re in the investor presentation. We feel very strongly that both the acquisition itself and the going forward future along with the merger of the two companies on a very valuable basis for us will be a positive for all shareholders moving forward. An acquisition of this size with the effect on the EPS that it will have is, I think, a good news for all shareholders.

The at-the-market offering that we have already announced is baked into the presentation that you have and the press release that we’ve already put out. I just – another note that we have is that this bank really fits into the mode of what acquisition targets should look like for CNB. As you all know, that’s not been - our strength is our organic growth story. This acquisition allows us to continue the organic growth that we started in Bank on Buffalo with a larger footprint, more assets and a very talented team from the Bank of Akron community that we have. We’ve grown so fast that the infrastructure that we need to continue to grow will help – will be helpfully supported by the Bank of Akron team.

Tony Delmonte, the President of Bank of Akron is expected to join us as a market executive and joining the decision-making group of the executive team of Bank on Buffalo to help us continue to move forward and grow our presence in the market. The addition of CNB’s capital to the bank of Akron will allow us to further delve into their customer base and create more opportunities for those customers that have potentially outgrown the size of Bank of Akron. We look forward to that and think it’s going to be extremely positive for us.

So as we look at it from an overall corporate objective, while it’s only a little bit more than 10% of our total assets, the dynamics of this transaction mean a lot more to us than just the 10% that we’re going to acquire. Through all the acquisitions that we’ve done recently we have – we make the acquisition not for the current assets that are on the books, but for the projections that we believe we can add to over and above what they’ve been doing which is a phenomenal growth pattern. If you look at the Bank of Akron for the last three years, they’ve been on quite a growth mode here for the last three. We believe that we can carry that even further and blend it in with Bank on Buffalo to create quite a banking presence in the western New York region.

So from a corporate standpoint, Bank on Buffalo will become one of our largest divisions immediately with this transaction if not at the time that we expect to close this which would be in early third quarter of 2020, perhaps our largest division and only being about four years old. So and positives all the way around with our rate to our capital increasing, the presence in the market and the positive return on EPS.

I think at this time I, you know, I – again, I don’t want to read through everything that’s in the presentation, but we do not anticipate closing any of the branches that are in the Bank of Akron as there is no overlap with what we currently have with Bank on Buffalo and their franchise. They stayed basically east of the city and we were pretty predominately right within the city and in the south towns and recently opened a Niagara Falls branch.

So we don’t expect to have a lot of attrition, and the customer facing people will remain in the offices so to take care of their current customers and again, provide them with more opportunities as we give them a larger balance sheet with what to work off of. I believe that’s about it for the comments that I had. At this time, I’d be willing to take questions.

Operator:	Thank you. If you would like to ask a question, please signal by pressing Star 1 on your telephone keypad. And if you are using a speakerphone today, please make sure that your mute function is turned off to allow your signal to reach our equipment. Once again, that is Star 1 to signal. We’ll go first to Michael Perito of KBW.

Michael Perito:	Hey Joe, good morning.

Joseph Bower:	Good morning.

Michael Perito:	I had a few questions for you. I wanted to just start, and you mentioned it a little bit in your prepared remarks, but can you give us a little bit more, some expanded thoughts on kind of the decision-making process as it relates to kind of M&A versus, you know, organic growth and, you know, I guess more specifically, you know, what about this particular bank kind of pushed you to the edge to make you kind of step over that line, because, I mean, it still sounds like organic growth opportunities are pretty plentiful? But I wondered if you could just maybe expand on that a little bit more?

Joseph Bower:	Sure Mike. When we look at an M&A opportunity what we’re really looking for is one of three main things. And the first one would be, does it provide us with a new market within which we believe we can continue to grow organically from that base and it – does the market fit our characteristics? This one was already in a market, so the other two fits this one a little bit more, and that would be an acquisition that would allow us to continue and enhance the organic growth pattern that we already have. And that’s what we believe this acquisition will do.

And the third stool or leg of the stool is that if they have good solid talent within their organization. And we believe that this company has went through a very nice transition over the last eight, ten years and became a growth company themselves. And the management team that’s in place today is primarily responsible for that. And we were very excited about bringing them on and under Tony’s direction.

So we’re basically getting two out of the three. It’s not a new market for us, although Akron will expand the market that we’re in up here in Buffalo, but we believe it will enhance our already growing opportunities here in the Buffalo market.

Michael Perito:	And on that point, you know, loan growth organically has been kind of mid double digits for several years now. Just any thoughts, you know, just a couple weeks out from kind of the start of next year, you know, where pipelines are? And, I mean, you mentioned specifically that Buffalo has the potential to become your largest market. My guess is that kind of implies that they’re going to have a pretty strong growth rate. So just any overall thoughts on the loan growth for next year as you see it today?

Joseph Bower:	Well as we see it today I think, you know, loan growth has been very strong for CNB as a global corporation. And while we expect to still have a very good loan growth, you know, with the way the economy goes the – so does our loan growth. And we think the economy’s still fairly strong despite the recessionary talk that’s been out there in the public for basically two years now. The economy still rolls along pretty heavily. So, you know, we’re not seeing much change in the way that our direction of loan growth has went.

Michael Perito:	Got it, and then just wanted to ask one more clarification question. You said that the, I think the metrics include the ATM. I was wondering can you just expand on the specifics of that? I guess one is has the ATM been completed already or is that just assume it will be completed by early third quarter when the deal closes? And then two, the 3.9% accretion in the first full year, does that include the dilution from the additional shares as well?

Joseph Bower:	The ATM is not completed yet but we do anticipate that it will be done before the close of this transaction. And the – your follow-on question of the, I believe it was 3.9. I’m sorry you said the accretion in the EPS does include the additional shares yes.

Michael Perito:	Okay, and are you able to give us an update of where the ATM is today? In terms of what you’ve done…

Joseph Bower:	Sure. You know, we really just got rolling on it and immediately because of some things the board had done basically, the declaration of dividend and which we always take a couple day hiatus and then the negotiation of this deal. We barely got started before we had to go on blackout.

Michael Perito:	Okay. All right, great. Well thank you for taking my questions, Joe appreciate it.

Joseph Bower:	Thanks Mike.

Operator:	Again that is Star 1 to signal for a question at this time. We’ll go next to Scott Beury of Boenning & Scattergood.

Scott Beury:	Hey good morning guys and congratulations on the transaction.

Joseph Bower:	Thank you. Good morning Scott.

Scott Beury:	So had a couple questions, I guess kind of the housekeeping one, do you have, you know, a date scheduled or any timeframe for the systems conversion?

Joseph Bower:	We would at this time because it’s so quickly into it we do expect to do both the close and a system conversion at the same time. We don’t have a specific date. We expect it to be in early - or I’m sorry in late July.

Scott Beury:	Excellent, no that’s helpful. And then, you know, just to get it out of the way another kind of ticky tacky one just with regard to the one-time cost do you have an idea of kind of, you know, what portion of that you expect to be allocated to Akron?

Joseph Bower:	Scott I’m not sure that I can answer that off the top of my head but it’s a fair number of it would be allocated to Akron.

Scott Beury:	Okay so maybe, you know, not more than half but a sizable amount?

Joseph Bower:	I’d go with - that sounds about right yes.

Scott Beury:	Okay.

Tito Lima:	Joe, this is Tito. That’s about right.

Scott Beury:	Excellent, thank you. And then kind of higher level, you know, one area I was curious about was just the kind of your thoughts on their deposit franchise as well as, you know, their overall funding strategy? You know, do you have any color kind of on, you know, how their strategy to, you know, bringing on lower cost funding kind of differs from yours and, you know, how you’re going to approach that as a combined company?

Joseph Bower:	Yes sure Scott. The biggest difference between them and us was the fact that they did tend to use some outside CDs at - from time to time as their balance sheet would grow and shrink and they’ve been in a fairly rapid growth mode on their loan side so they did have some what would traditionally be called brokered CD products out there. That is not something that we currently use but even the size of what they had is barely nominal compared to the total balance sheet that we’ll put together.

For the most part they’re very traditional. They run a checking, savings and an ordinary small bank CD program. So very traditional and don’t expect to see a huge change for them when we get together.

Scott Beury:	That’s very helpful. And, you know, if I’m getting, you know, accurate numbers from kind of the call report data, you know, is it reasonable to assume, you know, ex the purchase accounting they - just kind of blending in, you know, their funding costs overall are going to be lower so you should see an improvement there just by kind of combining the two balance sheets?

Joseph Bower:	I believe that’s going to be true. Obviously we have till July to figure that out, But yes for the most part we’ll be able to bring down our costs a little bit, not a great deal but a little bit.

Scott Beury:	Excellent, no that’s helpful. And then, you know, kind of lastly I was just, you know, wondering if you had any details about kind of key employees on the lending front or the revenue producing side in general that, you know, you’ve taken steps to retain and, you know, any details surrounding those topics would just be, you know, useful and kind of helpful.

Joseph Bower:	Well at this time we haven’t gotten down to each specific individual but we do anticipate maintaining the bulk of their workforce, especially the customer facing pieces of that. We’ll get into that more and more in detail over the next couple of weeks. But primarily our expectation would be to have those people join us as part of the team. We’re at a point where we were looking at adding to our lending staff especially on the C&I side as our growth up here has been pretty phenomenal and we need to continue to build our depth and bench strength there.

Scott Beury:	Yes, that’s very helpful. Specifically if I could just sneak one more in on the C&I side it kind of seems to, you know, their growth has been a little bit lumpier over in recent periods. You know, from looking at it in 2016, 2017 they had, you know, pretty strong double-digit growth in the C&I category. You know, is there anything outside of the kind of broader industry trends of pay down that, you know, we’ve all seen and heard about, you know, that you’re aware of that was influencing that we should take note of?

Joseph Bower:	I don’t think there was anything specific. You know, it again of being a $400 million company, you know, they will go through a little bit more pronounced ups and downs as their pipeline fills and empties and goes through. You know, with the size of their lending staff I think that along with normal pay down is what causes the lumpiness.

Scott Beury:	No that’s certainly helpful. Do you, you know, foresee that – do you suspect at all that they, you know, had a lot of opportunities that they didn’t quite have the balance sheet to service that, you know, you might have the ability to kind of, you know, address independently rather than participations or having them to go to a secondary bank?

Joseph Bower:	We do believe that is the case, Scott, that there is through our discussions, that there is a fair amount of that activity that we can definitely help them with.

Scott Beury:	Great, well thanks for answering the questions and congratulations.

Joseph Bower:	Thank you.

Operator:	Ladies and gentlemen, for any other questions please press Star 1 at this time. We’ll pause for a moment to assemble the queue. And at this time Mr. Bower we have no further questions in the queue.

Joseph Bower:	Okay, thank you.

Operator:	And do you have any final remarks to make sir?

Joseph Bower:	I do not. Thank you everyone for your time and attention this morning and we look forward to further conversations.

Operator:	Again this does conclude today’s call, ladies and gentlemen. We appreciate everyone’s participation today and you may now disconnect.